UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                         Commission File Number: 1-7275*

                               ConAgra Foods, Inc.
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             (Exact name of registrant as specified in its charter)

          One ConAgra Drive, Omaha, Nebraska 68102-5001 (402) 595-4000
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       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

             Interests in GoodMark Foods Investment and Savings Plan
     Interests in GoodMark Foods Folcroft Union Investment and Savings Plan
          Interests in GoodMark Foods Union Investment and Savings Plan
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            (Title of each class of securities covered by this Form)

                   ConAgra Foods Common Stock, $5.00 par value
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       (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)(i)  /_/           Rule 12h-3(b)(1)(i)  /X/
         Rule 12g-4(a)(1)(ii) /_/           Rule 12h-3(b)(1)(ii) /_/
         Rule 12g-4(a)(2)(i)  /_/           Rule 12h-3(b)(2)(i)  /_/
         Rule 12g-4(a)(2)(ii) /_/           Rule 12h-3(b)(2)(ii) /_/
                                            Rule 15d-6           /X/

     Approximate number of holders of record as of the certification or notice date: 0

     Pursuant to the requirements of the Securities Exchange Act of 1934, ConAgra Foods, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  December 29, 2000                    By:   /s/ James P. O'Donnell
                                                  James P. O'Donnell
                                                  Executive Vice President and
                                                  Chief Financial Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

*The Interests in the GoodMark Foods Investment and Savings Plan, GoodMark Foods Folcroft Union Investment and Savings Plan and GoodMark Foods Union Investment and Savings Plan were previously filed on Form S-8, however, no separate Commission File Number was assigned by the Commission for the plans. ConAgra Foods, Inc.'s Commission File Number is 1-7275 but this filing does not terminate or suspend any duties to file reports by ConAgra Foods, Inc.